UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 or 15d-16 of the Securities and Exchange Act of 1934

For the month of November, 2012

JACADA LTD.
(Translation of registrant's name into English)

11 Shenkar Street
Herzliya, 46725 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     X     Form 40-F  ___

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes  ____  No    X

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes  ____  No   X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes  ____  No   X

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):  82- _N/A_

CONTENTS

This Report on Form 6-K of Jacada consists of the following documents, which are attached hereto and incorporated by reference herein:

Press Release, released publicly on November 2, 2012: Ziggo Selects Jacada Customer Service Technology to Simplify Agent Processes and Enhance Customer Experience

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

JACADA LTD.

		By:	/s/ CAROLINE CRONIN
		Name:	Caroline Cronin
		Title:	Chief Financial Officer

Dated:	November 2, 2012

Ziggo selects Jacada Customer Service Technology to Simplify Agent Processes and Enhance Customer Experience

Jacada signs a material software license support and services agreement with the Netherland’s largest cable operator continuing its expansion in Europe

ATLANTA – Nov 2, 2012 – Jacada, Inc., a leading global provider of customer service technology designed to simplify the interaction between businesses and their customers, today announced that it has been chosen as the customer service enterprise software solution provider for Ziggo, the largest cable operator in the Netherlands. Ziggo serves around 2.9 million households, with 1.8 million internet customers, more than 2.2 million customers for digital television and 1.5 million telephony subscribers.  Over the multiple year agreement, Jacada will provide Ziggo with solutions to integrate and automate vital applications enabling Ziggo customer service agents to easily navigate through customer data.

Jacada solutions optimize the effectiveness of contact center interactions and provide automation to customer service processes, two important functions in the telecommunications industry. “We are proud to join with Ziggo in their mission to give customers the easiest and most pleasurable experience in the field of information, communication, and entertainment in this constantly changing world,” states Guy Yair, Jacada Co-Chief Executive Officer.  “Ziggo’s commitment to the customer experience aligns perfectly with Jacada’s vision of simplifying the customer experience.  We look forward to being an asset to their continued success in delivering positive customer interactions.”

About Jacada

Jacada solutions help organizations improve their customer experiences and reduce their operational costs. Jacada enables organizations to deliver advanced customer and agent interactions by implementing cutting‐edge mobile customer service solutions, agent desktops, and process optimization tools. Customers can benefit from an improved customer service experience at every touch point with the organization, whether at the call center, on the mobile or at the retail store. Jacada projects often deploy in less than six months, and our customers can often realize a complete return on investment within 12 months of deployment. Founded in 1990, Jacada operates globally with offices in Atlanta, USA; London, England; Munich, Germany; Herzliya, Israel; and Stockholm, Sweden. More information is available at www.Jacada.com.

Contact:
A. Lee Judge
Marketing Programs Manager
Jacada
770-776-2326
ljudge@jacada.com

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